FIRST AMENDMENT TO BY-LAWS
OF
BANCORP INTERNATIONAL GROUP, INC.
(f/k/a N.E.C. PROPERTIES, INC.)

The By-laws of Bancorp International Group, Inc., a Nevada corporation (f/k/a N.E.C. Properties, Inc.) (the “Corporation”), as attached to the Corporation’s Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on January 14, 1999, are hereby amended as of April 10, 2008, as follows:

1. Article IV of the By-laws is hereby amended by deleting Section 2 and substituting in lieu thereof new Section 2, which reads as follows:

Section 2. ANNUAL MEETINGS. An annual meeting of the Shareholders will be held on the first Tuesday in June at 9:00 a.m., local time, each year, provided that any such meeting may be held at any other time designated by the Board or by the majority of the Shareholders entitled to vote at such meeting. If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At such annual meeting, directors will be elected, reports of affairs of the Corporation will be considered and any other business may be transacted which is within the powers of the Shareholders to transact and which may be properly brought before the meeting. A failure to hold the annual meeting at the designated time or to elect a sufficient number of directors to conduct the business of the Corporation will not effect otherwise valid corporate acts, cause a forfeiture of the Corporation or cause a dissolution of the Corporation, except as may be otherwise specifically provided by law. If the annual meeting for election of directors is not held on the date designated therefor, the directors will cause the meeting to be held as soon thereafter as convenient.

2. Article IV of the By-laws is hereby amended by deleting Section 9 and substituting in lieu thereof new Section 9, which reads as follows:

Section 9. VOTING. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

The Board of Directors shall fix a time as a record date for the determination of the Shareholders entitled to notice of and to vote at any meeting of Shareholders, or entitled to receive payment of any dividend or distribution, or for any allotment of rights or to exercise the rights in respect of any change, conversion or exchange of shares that shall go into effect, in accordance with the terms of Section 78.350 of the Nevada Revised Statutes. In such case only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

This First Amendment to the By-laws of the Corporation was approved and adopted by the Board of Directors of the Corporation on April 10, 2008.

/s/ Thomas Megas
Thomas Megas, Chief Executive Officer,
President and Acting Chief Financial Officer